 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Moreland, W. Douglas (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	05/16/2002	M |	19,200 | A | $20.830		D
Class A Common	05/16/2002	M |	6,168 | A | $20.830		D
Class A Common	05/16/2002	S |	19,200 | D | $29.820		D
Class A Common	05/16/2002	S |	6,168 | D | $29.820	0	D
Class A Common				663,437	I	By Shares Held By Ltd Partnership

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Moreland, W. Douglas - May 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Series M-2003 Preferred	$0.000 (1)	05/14/2002	J (2) |	(D) 3,904	05/14/2003 |	Class A Common - 0		0	I	By Shares Held By Ltd Partnership
Stock Option (1999dm) (ISO) (right to buy)	$20.830	05/16/2002	M |	(D) 19,200	(3) | 05/14/2004	Class A Common - 19,200		0	D
Stock Option (1999dm) (NQ) (right to buy)	$20.830	05/16/2002	M |	(D) 6,168	(4) | 05/14/2009	Class A Common - 6,168		0	D

Explanation of Responses : Mr. Moreland's employment with issuer terminated and all options not exercised were surrendered to issuer.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Cliff E. Spencer, Attorney-in-Fact for 6/10/02 ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Moreland, W. Douglas - May 2002
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - May 2002

W. Douglas Moreland
360 E. Jackson St.

Medford, OR 97501
Explanation of responses:

(1)   The Series M Preferred is convertible into a number of shares of Class A common determined on the date of exercise by a formula based on the average trading price of the Class A Common for a period 15 days prior to the date of conversion.
(2)   The reported securities were called for redemption by the issuer.
(3)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(4)   Beginning on the1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.